                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                      DAMSON/BIRTCHER REALTY INCOME FUND I
                                (Name of Issuer)

                      DAMSON/BIRTCHER REALTY INCOME FUND I
                            DAMSON/BIRTCHER PARTNERS
                       (Name of Persons Filing Statement)

                            LIMITED PARTNER INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               ROBERT M. ANDERSON
                            DAMSON/BIRTCHER PARTNERS
                                27611 LA PAZ ROAD
                         LAGUNA NIGEL, CALIFORNIA 92656
                                 (949) 643-7755
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:
                               DALE E. SHORT, ESQ.
                      TROY & GOULD PROFESSIONAL CORPORATION
                             1801 CENTURY PARK EAST
                                   16TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-4441

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ] A tender offer.

d.  [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
================================================================================
       TRANSACTION VALUATION/(1)/               AMOUNT OF FILING FEE/(2)/
--------------------------------------------------------------------------------
               $3,332,404                                  $667
================================================================================

(1) Based upon the payment and distribution of all of the remaining funds of the issuer, plus a nominal $1.00 payment to each limited partner, assuming all limited partners accept the offer to settle described herein.

(2) The amount of the filing fee equals 1/50 of 1% of the value of the securities to be acquired.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                 SCHEDULE 13E-3

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement (this "Statement") relates to the offer by Damson/Birtcher Realty Income Fund I, a Pennsylvania limited partnership (the "Partnership"), to pay and distribute to each limited partner and other holder of limited partner interests in the Partnership (collectively, the "Limited Partners") their full ratable share of the remaining funds held by the Partnership in return for the Limited Partners' agreement to settle purported class action and derivative lawsuits pending against the Partnership, Damson/Birtcher Partners, a California partnership, the Partnership's general partner (the "General Partner"), and other named defendants. As part of the Partnership's offer, the General Partner will pay each Limited Partner who accepts the offer the nominal amount of $1.00 in exchange for an assignment of the Limited Partner's residual interest in the Partnership representing the right of the Limited Partner to participate in any future settlement amount or award to the plaintiff in the pending lawsuits or any similar lawsuits.

      The terms of the Partnership's offer are described in the Notice of Offer to Settle Class and Derivative Actions (the "Offer Notice"), the related Settlement Agreement and Release (the "Settlement Agreement") and the related transmittal letter and Going Private Statement, dated December 4, 2001 (the "Going Private Statement"), which together constitute the offer to settle (the "Offer to Settle"). Copies of the Offer Notice, the Settlement Agreement and the Going Private Statement are attached as Exhibits (a)(3)(A), (a)(3)(B) and
(a)(3)(C), respectively, to this Statement, and incorporated herein by reference.

      In October 2000, the Partnership and the General Partner entered into a settlement agreement with Grape Investors, LLC, one of the Partnership's limited partners, pursuant to which Grape Investors agreed to accept a distribution of $75 per $1,000 of original investment in the Partnership, representing its ratable share of the funds held by the Partnership, in return for settling the pending lawsuits. As the holder of an approximate 8% limited partner interest, Grape Investors was the single largest limited partner interest holder. Based on unsolicited inquiries from other Limited Partners at about the same time, the General Partner concluded that other Limited Partners also may wish to enter into a settlement in order to receive the return of their ratable share of funds being retained in the Partnership.

      On October 27, 2000, the General Partner and other defendants sought permission of the Delaware Chancery Court to communicate an offer to settle to individual limited partners of the Partnership. Plaintiff's counsel opposed that motion. On December 4, 2000, the court ruled that defendants could communicate an offer to settle to individual limited partners.

      The Partnership thereafter mailed the Offer Notice and the Settlement Agreement to the Limited Partners on or about December 12, 2000, and established January 15, 2001 as the date by which interested Limited Partners were to indicate their acceptance of the offer to settle. As of January 15, 2001, the Partnership had received acceptances from approximately 2,651 Limited Partners holding an aggregate of 39% of all limited partner interests in the Partnership (excluding interests held by the General Partner as a consequence of the Grape Investors settlement). Subsequent to January 15, 2001, the Partnership received late acceptances from approximately 151 Limited Partners holding an additional 2% of the limited partners interests, which the General Partner has so far declined to accept on the Partnership's behalf. Concurrently with the filing of this Statement, the Partnership and the General Partner have renewed the Offer to Settle to the Limited Partners who were late in responding to the prior Offer Notice, or who declined to respond.

      The terms of the Offer to Settle are identical to the terms contained in the Grape Investors settlement and the prior Offer Notice, except that the amount of Partnership funds the Limited Partners will receive who accept the Offer to Settle is approximately $64.57 per $1,000 of original investment in the Partnership, compared to $75 per $1,000 in the Grape Investors settlement and the prior Offer Notice, due to expenses incurred by the Partnership since the prior Offer Notice was disseminated in December 2000. Depending on the response to the Offer to Settle, the General Partner on the Partnership's behalf may extend or renew the Offer to Settle in the future. If, however, the Offer to Settle is extended or renewed, the amount of

Partnership funds available for payment and distribution to the Limited Partners will be less than described in this Statement as a result of ongoing Partnership expenditures for costs of defense of the pending lawsuits which are the subject of the Offer to Settle and administration of the Partnership.

                                 SCHEDULE 13E-3

ITEM 1.     SUMMARY TERM SHEET.

            Reference is made to the discussion under the caption "Summary Term Sheet" in the Going Private Statement, which is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

            (a) The subject company is Damson/Birtcher Realty Income Fund I, a Pennsylvania limited partnership, which has its principal executive offices at 27611 La Paz Road, Laguna Nigel, California 92656. Its telephone number is (949) 643-7755.

            (b) - (c) The subject securities are limited partner interests in the Partnership. There is no established trading market for the limited partner interests. Reference is hereby made to the discussion under the caption "The Offer to Settle - 5. Description of Limited Partner Interests" in the Going Private Statement, which information is incorporated herein by reference.

            (d) Through May 1999 (when operations ceased), the Partnership made quarterly cash distributions of available distributable cash to its partners in accordance with the Partnership's partnership agreement. Distributable cash from operations was generally paid 99% to the Limited Partners and 1% to the General Partner.

            In December 1999, the Partnership made a $13,300,000 special distribution to the Limited Partners from a portion of the proceeds from the sales of Certified Distribution Center, Ladera-I, The Cornerstone, Oakpointe and Washington Technical Center.

            In March 2000, the Partnership made a $9,000,000 special distribution to the Limited Partners from a portion of the proceeds from the sales of Certified Distribution Center, Ladera-I, The Cornerstone, Oakpointe and Washington Technical Center.

            On October 19, 2000, Grape Investors, LLC ("Grape"), the holder of an approximate 8% limited partner interest in the Partnership, settled its portion of the purported class action and derivative lawsuits pending against the Partnership the General Partner and other defendants. In exchange for a complete settlement and release from Grape, the Partnership paid Grape $576,000, or approximately $75 per $1,000 of original investment, representing its pro rata share of the proceeds available for distribution from the liquidation of the Partnership's properties. The General Partner also paid $1.00 in exchange for an assignment of Grape's residual interest in the Partnership.

            On December 12, 2000, the Partnership and the General Partner mailed to the limited partners an offer to settle the "Bigelow/Diversified Secondary Partnerships Fund 1990 Litigation" and "Madison Partnership and ISA Partnership Litigation" and all other claims for payment of each settling limited partner's pro rata share of the proceeds available for distribution from liquidation of the Partnership's properties (approximately $75 per $1,000 of original investment interest) plus a nominal payment of $1.00 from the General Partners for an assignment of all of a settling limited partner's interest in the Partnership to the General Partner. Limited partners holding 47% (including the Grape Settlement) of the interests in the Partnership settled on these terms. The aggregate distribution in connection with the December 12, 2000 offer, was approximately $2,832,000.


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
            During this year and the past two years, the Partnership paid the following aggregate cash distributions from all sources to its Limited Partners:

Calendar Quarter                     2001             2000             1999
------------------------------   -------------    -------------    -------------
First.........................   $2,830,000(1)    $9,000,000          $263,000
Second........................        2,000(1)             0           311,000
Third.........................                             0           341,000
Fourth........................                       576,000(1)     13,300,000

----------
      (1) Represents distributions to Grape Investors and other settling Limited Partners.

            (e)   Not applicable.

            (f) Reference's made to the discussion under the caption "The Offer to Settle - 6. Background and Purpose of the Offer to Settle" in the Going Private Statement, which is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

            (a) This Statement is being filed by the Partnership, which is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, and by Damson/Birtcher Partners, a California partnership, which is the Partnership's General Partner. Reference is made to "Schedule I. The General Partner and its Affiliates" to the Going Private Statement, which information is incorporated herein by reference.

            (b)-(c)(1) and (2) Reference is made to the information in "Schedule
I. The General Partner and its Affiliates" to the Going Private Statement, which information is incorporated herein by reference.

            (c)(3) and (4) During the last five years, neither the Partnership nor the General Partner or, to their knowledge, any of the partners of the General Partner or any of their respective partners, directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of those laws.

            (c)(5) All of the persons identified on "Schedule I. The General Partner and its Affiliates" to the Going Private Statement are U.S. citizens.

ITEM 4.     TERMS OF THE TRANSACTION.

            (a) Each Limited Partner who accepts the Offer to Settle will receive prompt payment from the Partnership of the Limited Partner's full ratable share of the remaining funds held by the Partnership, plus a nominal $1.00 payment from the General Partner, in return for the Limited Partner's entering into the Settlement Agreement and assigning to the General Partner its residual interest in the Partnership. The funds to be paid and distributed by the Partnership to Limited Partners who accept the Offer to Settle constitute the remaining proceeds from the prior sale of the Partnership's properties that have been retained in the Partnership to meet the Partnership's possible indemnification obligations to the General Partner relating to the pending lawsuits and for ongoing administrative expenses pending the winding up of the Partnership. As of September 30, 2001, the remaining funds held by the Partnership amounted to approximately $64.57 for each $1,000 of original investment by limited partners in the Partnership.

            As a result of the Settlement Agreement and assignment of its residual Partnership interest, a Limited Partner who accepts the offer to settle will relinquish any right it may have to participate in, and will release the Partnership, the General Partner, and all other defendants in connection with, any eventual settlement amount or award to the plaintiffs in the purported class action and derivative lawsuits pending against the Partnership and other defendants as described in the Offer Notice, which is incorporated herein by reference.

            The decision whether to accept the Offer to Settle is entirely voluntary on the part of each Limited Partner. The Offer to Settle cannot be revoked by the Partnership or the General Partner. A Limited Partner's acceptance of the Offer to Settle can be revoked by the Limited Partner at any time up and until the Partnership's payment and distribution of the Limited Partner's ratable share of Partnership funds as contemplated in the Offer to Settle.

            The Offer to Settle must be accepted as to a Limited Partner's entire limited partner interest if it is accepted at all. There is no minimum acceptance rate or acceptance amount, and the Partnership and the General Partner will acknowledge any and all acceptances received from the Limited Partners. Reference is made to the Offer Notice, which is incorporated herein by reference.

            (c) All Limited Partners will be treated the same way in the Offer to Settle.

            (d) There are no appraisal rights available to Limited Partners in connection with the Offer to Settle. Reference is made to the discussion under the caption "The Offer to Settle - 12. Certain Regulatory Approvals; Appraisal Rights" in the Going Private Statement, which information is incorporated herein by reference.

            (e) The Limited Partners have certain rights under the Partnership's partnership agreement to inspect the books and records of the Partnership. The Limited Partners have no right to obtain counsel or appraisal services at the Partnership's expense.

            (f)   Not applicable.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            (a) The following table reports all compensation received by the General Partner from the Partnership for periods shown. All of such compensation is provided for pursuant to the terms of the Partnership's partnership agreement:

                                                         Year Ended December 31,
                                                         -----------------------
                                                           2000            1999
                                                         --------       --------
General Partner's 1% share of distributable cash.....    $      -       $  9,000
Asset management fees................................       9,000        125,000
Property management fees.............................      10,000        131,000
Leasing fees.........................................           -         22,000
Property management expense reimbursements...........      47,000        270,000
Disposition fees.....................................     130,000         99,000
Other expense reimbursements.........................      74,000        132,000
                                                         --------       --------
TOTAL................................................    $270,000       $788,000
                                                         ========       ========

            (b) and (c) Not applicable.

            (e) As part of the Offer to Settle, the General Partner will pay the nominal amount of $1.00 to each Limited Partner who accepts the Offer to Settle in exchange for an assignment of the Limited Partner's residual interest in the Partnership. This residual interest acquired by the General Partner will represent only the right of the former Limited Partner to participate in any future settlement amount or award to the plaintiff in the pending lawsuits or any similar lawsuits.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            (b) See the response to Item 5(e) of this Statement, which information is incorporated by reference.

            (c)(1)-(6) Not applicable.

            (c)(7) and (8) Reference is made to the discussion under the caption "The Offer to Settle - 12. Certain Effects of the Offer to Settle" in the Going Private Statement, which information is incorporated herein by reference.

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

            (a)-(c) Reference is made to the discussion under the caption "The Offer to Settle - 6. Background and Purpose of the Offer to Settle" in the Going Private Statement and to Recitals A through G of the Settlement Agreement, which information is incorporated herein by reference.

            (d) Reference is made to the discussion under the caption "The Offer to Settle - 13. Certain Effects of the Offer to Settle" in the Going Private Statement, which information is incorporated herein by reference. See also the response to Items 6(c)(7) and (8) of this Statement, which information is incorporated herein by reference.

ITEM 8.     FAIRNESS OF THE TRANSACTION.

            (a)-(b) Reference is made to the discussion under the caption "Special Factors - 5. Conflict of Interest and Position of the General Partner" in the Going Private Statement, which information is incorporated herein by reference.

            (c) Each Limited Partner is free to accept or reject the Offer to Settle, and the Offer to Settle is not conditioned upon any minimum level of acceptance.

            (d) No unaffiliated representative was retained to act on behalf of the Limited Partners in connection with their consideration of the Offer to Settle. Reference is made to the discussion under the caption "Special Factors -
5. Conflict of Interest and Position of the General Partner" in the Going Private Statement, which information is incorporated herein by reference.

            (e)   Not applicable.

            (f)   Not applicable.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

            (a) Neither the Partnership nor the General Partner obtained any report, opinion or appraisal in connection with the Offer to Settle.

            (b) - (c) Not applicable.

ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

            (a) The funds to be paid and distributed by the Partnership to Limited Partners who accept the Offer to Settle constitute their ratable share of the remaining proceeds from the prior sale of the Partnership's properties. As noted, each Limited Partner who accepts the Offer to Settle also will receive a nominal payment of $1.00 from the General Partner's own funds. Reference is hereby made to the Offer Notice, which is incorporated herein by reference.

            (b)   Not applicable.

            (c) Reference is made to the discussion under the caption "The Offer to Settle - 15. Fees and Expenses" in the Going Private Statement, which is incorporated herein by reference.

            (d)   Not applicable.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a) Reference is made to the discussion under the caption "The Offer to Settle - 8. Security Ownership of Certain Beneficial Owners and Management" in the Going Private Statement, which information is incorporated herein by reference.

            (b)   Not applicable.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

            (d) and (e) Not applicable.

ITEM 13.    FINANCIAL STATEMENTS.

            (a)(1) and (2) The audited financial statements of the Partnership set forth in the Partnership's Report on Form 10-K for the year ended December 31, 2000 are incorporated herein by reference. The unaudited financial statements of the Company set forth in the Partnership's Report on Form 10-Q for the quarterly period ended September 30, 2001 are incorporated herein by reference.

            (a)(3) and (4) Not applicable.

            (b)   Not applicable.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

            (a) The Partnership has retained ACS Securities Services, Inc. as Information Agent in connection with the Offer to Settle. The Information Agent was not retained, and is not authorized, to solicit Limited Partners or make any recommendations in connection with the Offer to Settle. Reference is hereby made to the Offer Notice, which is incorporated herein by reference. The Information Agent will receive from the Partnership reasonable and customary compensation for mailing and other customary services in connection with transmitting the Offer to Settle and responding to inquiries from Limited Partners. The Information Agent also will be reimbursed by the Partnership for reasonable out-of-pocket expenses. The Partnership and the General Partner have agreed to indemnify the Information Agent against liabilities in connection with the Offer to Settle, including liabilities arising under the federal securities laws.

            (b)   Not applicable.

ITEM 15.    ADDITIONAL INFORMATION.

            (b) Reference is hereby made to the Offer Notice, the Settlement Agreement and the Going Private Statement, copies of which are attached hereto as Exhibits (a)(3)(A), (a)(3)(B) and (a)(3)(C), respectively, and are incorporated herein in their entirety by reference.


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
ITEM 16.    EXHIBITS.

            (a)(1)-(2) Not applicable.

            (a)(3)(A) Notice of Offer to Settle Class Action and Derivative Claims, dated December 4, 2001.

            (a)(3)(B) ) Transmittal letter and Settlement Agreement and Release.

            (a)(3)(C) Going Private Statement, dated December 4, 2001.

            (h) Opinion of Troy & Gould Professional Corporation regarding tax matters.


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
                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  DAMSON/BIRTCHER REALTY INCOME FUND-I


By:   DAMSON/BIRTCHER PARTNERS    By:  BIRTCHER PARTNERS,
      (General Partner)                a California general partnership

                                       By: BIRTCHER INVESTMENTS,
                                           a California general partnership,
                                           General Partner of Birtcher
                                           Partners

                                           By: BIRTCHER LIMITED,
                                               a California limited
                                               partnership,
                                               General Partner of Birtcher
                                               Investments

                                                By: BREICORP,
                                                    a California corporation,
                                                    formerly known as Birtcher
                                                    Real Estate Inc., General
                                                    Partner of Birtcher
                                                    Limited

Date:  December 4, 2001                             By: /s/Robert M. Anderson
                                                        ---------------------
                                                        Robert M. Anderson
                                                        Executive Director
                                                        BREICORP

                                  By:  LF Special Fund II, L.P.,
                                       a California limited partnership

                                       By: Liquidity Fund Asset Management,Inc.,
                                           a California corporation, General
                                           Partner of LF Special Fund II, L.P.

Date:  December 4, 2001                    By:  /s/ Brent R. Donaldson
                                                ----------------------
                                                Brent R. Donaldson
                                                President
                                                Liquidity Fund Asset Management,
                                                Inc.

                                  EXHIBIT INDEX


Exhibit Number        Description
--------------        ----------------------------------------------------------
  (a)(3)(A)           Notice of Offer to Settle Class Action and Derivative
                      Claims, dated December 4, 2001.

  (a)(3)(B)           Transmittal letter and Settlement Agreement and Release.

  (a)(3)(C)           Going Private Statement, dated December 4, 2001.

  (h) Opinion of Troy & Gould Professional Corporation regarding tax matters.


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